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September 27, 2013
WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL
CLIENT/MATTER NUMBER
104575-0102

Mr. Nicholas P. Panos
Senior Special Counsel
Office of Merger & Acquisitions
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:          Hampden Bancorp, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed September 17, 2013, by Clover Partners, L.P., et al.

File No. 1-33144

Dear Mr. Panos:

On behalf of the MHC Mutual Conversion Fund Group we are responding to your letter dated September 23, 2013. The MHC Mutual Conversion Fund Group currently consists of the following (collectively, the “MHC Mutual Conversion Fund Group”): MHC Mutual Conversion Fund, L.P., a Texas limited partnership; Clover Partners, L.P., a Texas limited partnership; Clover Investments, L.L.C., a Texas limited liability company; and Michael C. Mewhinney. The MHC Mutual Conversion Fund Group, Johnny Guerry and Garold R. Base are participants in the MHC Mutual Conversion Fund Group’s solicitation to elect two directors to the board of directors of Hampden Bancorp, Inc. (“Hampden”).

Set forth below are the MHC Mutual Conversion Fund Group’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 23, 2013, with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the MHC Mutual Conversion Fund Group’s responses (in regular type).

Meeting Details and Proxy Materials, page 3

1.           We noticed the statement that indicated shareholders are being asked to vote on “any other matters that may properly come before the Annual Meeting or any adjournments...” To the extent that there are insufficient votes to approve or ratify any matter being presented, and the participants wish to vote on a proposal to adjourn the Annual Meeting to permit the further solicitation of proxies, please revise to explain whether the participants intend to vote on such a matter if properly presented. Unless the participants expressly seek proxy authority to vote in favor of a proposal seeking to adjourn the meeting for the cited purpose, the participants will be unable to use the discretionary authority which they otherwise have been granted under Rule 14a-4(c) to vote on such a matter. Please revise the form of proxy to include a proposal that expressly requests authority to vote on such a proposal, or advise.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Nicholas P. Panos

September 27, 2013

Response:            The MHC Mutual Conversion Fund Group does not plan to submit a proposal to adjourn the meeting, but will vote on such a proposal if brought by Hampden. So, the MHC Mutual Conversion Fund Group will revise the Proxy Statement to include the following disclosure:

“In the event that a proposal is properly submitted at the meeting to adjourn the meeting to permit further solicitation of votes, proxies will be voted at the discretion of the persons named as proxies in the attached proxy card.”

2.           We noticed the reference to the “Important Notice Regarding the Availability of Proxy Materials...” Please advise us, with a view toward revised disclosure, whether or not the participants are planning to rely upon Rule 14a-16 to disseminate their proxy statement.

Response:           The MHC Mutual Conversion Fund Group intends to deliver a full set of proxy materials to the stockholders of Hampden. The legend referenced above was include in compliance with Rule 14a-16(n).

Our Nominees, page 10

3.           Hampden’s proxy statement that has been filed in connection with its annual meeting of directors indicates that the Board of Directors consists of ten members whereas the participants’ proxy statement states that the Board of Directors currently consists of eleven members. Please revise to reconcile this apparent inconsistency, or advise.

Response:           The MHC Mutual Conversion Fund Group will revise the Proxy Statement to refer to ten members of the Board of Directors.

4.           Advise us, with a view toward revised disclosure, of the SEC rules that have been alluded to in order to judge Mr. Base’s qualification as a “financial expert.”

Response:           The MHC Mutual Conversion Fund Group will revise the Proxy Statement so that this disclosure reads as follows:

“We believe that Mr. Base would qualify as an “audit committee financial expert,” as that term is defined by the SEC in Item 407(d)(5) of Regulation S-K.”

5.           We noticed that Mr. Base purportedly stopped serving as the President and CEO of ViewPoint Financial Group at the end of December 2011. Revise to state his current employment and position or otherwise clarify his employment status. Refer to Item 7 of Schedule 14A and corresponding Item 401(e) of Regulation S-K.

Response:           The MHC Mutual Conversion Fund Group will revise the Proxy Statement to add the following disclosure:

“Mr. Base, age 65, has owned and operated his own consulting practice under the name Base & Associates since January 2012. Prior to that time, he served as the President and Chief Executive Officer of ViewPoint Financial Group, Inc., a publicly traded bank holding company, and ViewPoint Bank (including its predecessor entities) from 1987-2011.”

Mr. Nicholas P. Panos

September 27, 2013

6.           We noticed the potential plan to vote for a substitute nominee in the event that Hampden makes an attempt to disqualify nominees by changing charter documents or otherwise. Given that the participants reserve the right to vote for unidentified substitute nominees, advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:           Whether a substitute nominee has to satisfy the advance notice bylaw requirements will depend, in part on the timing of the substitution and the reasons for the substitution. For example, if the substitution is necessitated by further changes to the date of Hampden’s annual meeting or other actions that Hampden may take unilaterally to undermine the ability of security holders to elect nominees to the board of directors, then the MHC Mutual Conversion Fund Group believes under such circumstances advance bylaw requirements may not be enforceable under applicable law.

The MHC Mutual Conversion Fund Group confirms that should it decide to solicit proxies for the election of a substitute nominee before the Company’s annual meeting, it will file an amendment to the Proxy Statement that (1) identifies the substitute nominee, (2) discloses whether such substitute nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such substitute nominee.

Voting and Proxy Procedures, page 14

7.           Revise to disclose the treatment and effect of abstentions. See Item 21(b) of Schedule 14A.

Response:           The MHC Mutual Conversion Fund Group will revise the Proxy Statement so that this disclosure reads as follows:

“Broker non-votes and abstentions will not affect the outcome of the election of directors, and are not counted in determining whether a matter requiring approval of a majority of the shares present and entitled to vote has been approved.”

Other Matters, page 17.

8.           We noticed the participants’ statement that they “anticipate that the Company’s proxy statement will contain information...” Given that Hampden has filed its preliminary proxy statement, please revise to provide a clearer and unambiguous reference to the fact that the participants will by relying upon the issuer’s proxy statement to communicate certain information the participants are otherwise required to disclose. See Rule 14a-5(c).

Mr. Nicholas P. Panos

September 27, 2013

Response:            The MHC Mutual Conversion Fund Group will revise the Proxy Statement so that this disclosure reads as follows:

“Rule 14a-5(c) of the Exchange Act permits us to communicate certain information that we are required to provide in this proxy statement by referring to such information in the Company’s proxy statement, eliminating the need for us to provide this information directly in this proxy statement. Specifically, we are relying on disclosure in the Company’s proxy statement to communicate the following information :... ”

Form of Proxy

9.            Revise to explain, modify in accordance with our initial comment or delete what appears to be a sixth proposal on the form of proxy. To the extent that such an entry continues to exist, please make conforming changes to the voter instruction form that follows the form of proxy.

Response:           The MHC Mutual Conversion Fund Group confirms that there is not a sixth proposal, and will revise the proxy card to eliminate the suggestion that there is a sixth proposal.

10.          Revise the election of director proposal to conform to the requirements of Rule 14a-4(b)(2). At present, security holders have not been given the opportunity to withhold authority to vote for a single candidate as is required by the rule.

Response:          The MHC Mutual Conversion Fund Group will revise the proxy card to provide security holders with the opportunity to withhold authority to vote for a single candidate.

11.          Revise the election of director proposal to conform to the requirements of Rule 14a-4(d)(4)(iii). As present, security holders have not been given the opportunity to withhold authority to vote for any of the issuer’s candidates as is required by the rule.

Response:            The MHC Mutual Conversion Fund Group will revise the proxy card to provide security holders with the opportunity to withhold authority to vote for any of Hampden’s candidates.

General

12.          Please be advised that a reasonable factual foundation for each statement or assertion must exist to support the participants’ contentions, and statements of opinions or belief should be qualified as such and not represented as statements of fact. The support for such statements should be self-evident, disclosed in the proxy statement, or provided to us on a supplemental basis. Please revise the statement concerning the increase in CEO and COO compensation in accordance with this comment, and also specify, if true, that the compensation to which the participants allude consists of non-cash remuneration such as stock.

Mr. Nicholas P. Panos

September 27, 2013

Response:           The MHC Mutual Conversion Fund Group will revise the Proxy Statement so that this disclosure reads as follows:

“Based on the information reported in Hampden Bancorp’s annual reports on Form 10-K and proxy statements, in 2009, the CEO’s total compensation equaled 152% of Hampden Bancorp’s net income, and in 2010, while Hampden Bancorp lost $353,000, the CEO’s total compensation increased to $461,829 (these compensation numbers include the aggregate value of the CEO’s stock grants that vested in the applicable year). Based on the information reported in Hampden Bancorp’s proxy statements, from 2007-2012, Hampden Bancorp’s CEO and COO compensation increased 101% and 88%, respectively (these compensation numbers include the aggregate value of the CEO’s stock grants that vested in the applicable years). In contrast, based on information contained in public filings of the peer group identified below, the peer average compensation increased only 42% over that same period. We struggle to find evidence of any operational improvement or creation of shareholder value that would merit these outsized compensation increases relative to peers. We believe the disconnect between operational performance, the stock price and management’s compensation further corroborates the need for change at the board level.”

* * *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

cc:	Johnny Guerry
Clover Partners L.P.

“Tandy” Statement

The undersigned agree and acknowledge that:

●	The they are responsible for the adequacy and accuracy of the disclosure in the proxy filings;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the proxy filings; and
●	They may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned have executed this statement as of September 27, 2013.

MHC Mutual Conversion Fund, L.P.

By:	Clover Partners, L.P.

	By:	Clover Investments, L.L.C., general partner

	By:	/s/ John Guerry
	Name:	John Guerry
	Title:	Principal

Clover Partners, L.P.

By:	Clover Investments, L.L.C., general partner

	By:	/s/ John Guerry
	Name:	John Guerry
	Title:	Principal

Clover Investments, L.L.C.

	By:	/s/ John Guerry
	Name:	John Guerry
	Title:	Principal

/s/ Michael C. Mewhinney
Michael C. Mewhinney

/s/ John Guerry
John Guerry

/s/ Garold R. Base
Garold R. Base